

INVEST IN **#UNTRUTH LLC**

Feature documentary. The Psychology of Trumpism and the War for Democracy. Follow-up film to #UNFIT.

untruthfilm.com   Los Angeles, CA

Highlights

(1) The film #UNTRUTH is important. The stakes are enormous.

(2) #UNTRUTH is a follow-up film to an earlier success -#UNFIT - which made a difference in 2020.

(3) Like its predecessor (#UNFIT), #UNTRUTH will be widely distributed on major platforms.

4 #UNTRUTH is almost complete. The WeFunder campaign is raising finishing funds (clip clearances, etc)

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Featured Investors

 **Mark Hancock**
Syndicate Lead   Follow   Invested $8,500 ⓘ

"#UNTRUTH promises to address one of the big challenges in today's world - how to get solid truthful information, to enable critical thinking and informed decision making. We are being hit from all sides, through many channels, and it is hard to sift through it. Considering this film team's prior successes, I look forward to the completion of this film.

I have donated to about 100 films on Kickstarter, with an emphasis on documentaries dealing with social justice, history, and culture (and the occasional quirky comedy). This film is in my wheelhouse, and is my biggest donation to date.

I have a lifetime of volunteering and community service, hoping to improve the human condition by leaving the world a better place. My commitment includes a Master's in Nonprofit Leadership, and as a PhD Candidate in Holocaust and Genocide Studies (specializing in the appeal and rise of extremism)."

Other investors include <u>Michael Pitkow</u>, <u>Rusty Palmer</u>, <u>Susan Dawkins</u>

Our Team

 **Dan Partland** Director and Producer

Director/Producer of #UNFIT. Multiple Emmy winner - documentary, non-fiction TV. Twice nominated as Non-Fiction Producer of the Year. A&E's Intervention, Sundance winner The Ballad of Ramblin' Jack, most recently God & Country with Rob Reiner.

 **Art Horan** Producer

Producer of #UNFIT. EP of The Usual Suspects. EP of Ring Girls. Exec Consultant, The Ballad of Ramblin' Jack. President and CEO, Bronson Park Film Corp. Attorney with experience at the both the major studios (Warner Bros) and independent film companies.



Howard Marks Marketing Consultant

Raised funds many times on rewards-based platforms. Digital marketer. Social media influencer. Political junkie.

#UNTRUTH


#UNTRUTH
The Psychology of Trumpism &
The War For Democracy
- A DOCUMENTARY FILM -


#UNTRUTH
The Psychology of Trumpism
& The War for Democracy
a documentary film
#UNTRUTH examines the psychology of "Trumpism" and the authoritarian strain it has seeded into the American political landscape.
The film delves into the current efforts to enshrine, in United States law, a bias toward a white, conservative, minority rule, and examines the mechanisms of disinformation that have been deployed on the American electorate.



#UNTRUTH
The Psychology of Trumpism & The War for Democracy

TOPICS

- the tribalism infecting our electorate, and our addictive susceptibility to disinformation

- the skewed truths and propaganda peddled by elected officials in pursuit of power

- the opportunistic grift by enablers, amplifiers, and social media algorithms in pursuit of profit.

- the authoritarian movement taking hold in America

- the war we face to protect our democracy

#UNTRUTH will educate and inform, explain and analyze, and suggest solutions

---

#UNTRUTH
Trumpism & The War for Democracy

Our film #UNFIT popularized the term MALIGNANT NARCISSISM.

#UNTRUTH will do the same with MALIGNANT NORMALITY.

malignant normality:

- a degenerative societal phenomenon wherein a segment of society begins to see reality through the highly skewed lens of its "leader."

- in cases where the leader is a malignant narcissist, the followers will exhibit traits akin to that disorder.

#UNTRUTH
Trumpism & The War for Democracy

ABOUT THE FILM   QUESTIONS #1

FORMAT:

Creative segments combine narrative, archival clips, and interviews, designed to MAKE PEOPLE THINK by posing the QUESTIONS we're all asking:



• Do Trump supporters believe what they say?
• Why do Americans follow such a flawed leader?
• Do they eschew science?
• What can we do about the rampant spread of disinformation?
• How much of what happens to America depends upon what happens to Trump?
5



#UNTRUTH
Trumpism & The War for Democracy
ABOUT THE FILM
QUESTIONS #2
FORMAT:
Historical segments give context and insights from world history.
• How the hell did we get here?
• What lessons can we learn from history?
• What can we do to protect American democracy NOW?
• Will America ever come together again?
6



#UNTRUTH
Trumpism & The War for Democracy
ABOUT THE FILM
KEY PREMISES
• PEOPLE WILL WATCH A FILM
• A film is way more powerful than a book.
• #UNFIT has over 12,000 comments on Amazon Prime alone.
• Some turned to Trumpism from social isolation and a need to belong. For them, it's mostly a club with politics as its identity.
• NOT ALL TRUMP SUPPORTERS ARE THE SAME. We need to understand the different nuances at work that draw people to him.
• We received many emails from Trump 2016 voters who flipped and voted for Biden.
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ABOUT THE FILM
#UNTRUTH
Trumpism & The War for Democracy
TACTICS & TERMS

Minority Rule	Religiosity	Authoritarianism
Emotionalism	Demonization	Oligarchism
TribalismFearmongering	Boogeyman Theory	Fascism
Conspiracies	Need for Validation	Autocracy
False Equivalencies	Need to Belong	Narcissism
Anti-Intellectualism	Politics as Identity	Kleptocracy
Suspension of Reason	Addiction	Sadism
Propaganda	Projection	Ends Justifying Means
What Aboutism	Repetition	Amplification
Owning the Libs	Populism	Enabling
		Opportunism

8

#UNTRUTH
Trumpism & The War for Democracy

URGENCY!

- America is nearing an all-out "Constitutional Crisis"
- If Republicans take the House in 2022, the 2024 presidential election might not be certified
- There is an IMMEDIACY to #UNTRUTH
- Accordingly, our schedule for production AND post-production WILL yield a finished film by Summer 2022 if we act IMMEDIATELY!
- The film WILL be ready for release PRIOR to the 2022 Midterms.

9

#UNTRUTH

CURRENT STATUS

STAGE 1	The filmmakers put up their own $ to develop story, graphics, social network followings … **DONE!**
STAGE 2	The filmmakers arranged for in-kind value from like-minded friends and associates … **DONE!**
STAGE 3	The filmmakers are launching a rewards-based crowd funding campaign (Kickstarter) to augment funding … **IN NOVEMBER!**

STAGE 4	Private Investment Opportunity – in the red-hot documentary film category ... **NOW!**

#UNTRUTH

Trumpism & The War for Democracy

POLITICAL DOCUMENTARIES ARE MORE POPULAR THAN EVER BEFORE!


JOHN LEWIS
GOOD TROUBLE


AMAZON ORIGINAL MOVIE
ALL IN
THE FIGHT FOR DEMOCRACY


TOTALLY UNDER CONTROL


THE WAY I SEE IT

"I think documentaries are the greatest way to educate an entire generation..." - Steven Spielberg

"We're seeing an increasingly rabid public appetite for non-fictional content." - Alex Gibney

#UNTRUTH

Trumpism & The War for Democracy

#UNFIT WAS THE ONLY DOC OF 2020 TO ADDRESS TRUMP'S PSYCHOPATHOLOGY

- 100% rating from Top Critics on Rotten Tomatoes including Richard Roeper of Chicago Sun Times and Owen Gleiberman of Variety; with an overall rating of 85%
- Chosen by the Washington Post as one of the three Must-See documentaries over Labor Day weekend 2020
- Consistently listed in the industry's many Top 10 and Top 20 "Best Doc" lists of 2020
- Wide viewership on most all digital platforms including Amazon Prime, Apple TV, Google Play, VUDU, In-Demand, Direct TV, Dish and other
- Unsolicited celebrity support on social media from Rob Reiner, Robert DeNiro, Barbara Streisand, Norman Lear, Jim Gaffigan, Judd Apatow and many others.

Despite a pandemic that foreclosed film festivals and eliminated theatrical distribution, #UNFIT self-distributed and returned investor principal plus 20% in 4 months.

After fully paying off expenses, #UNFIT is now distributing profits monthly.

#UNTRUTH

Trumpism & The War for Democracy

MARKETPLACE ADVANTAGES: #UNTRUTH VS. #UNFIT

There was a Pandemic. When we released #UNFIT, the pandemic was raging, with no available vaccine. There were no film festivals. Theaters were dark. It still did well. Now, we have vaccines, film festivals have returned, and theaters are open.

It was a New Brand. When we released #UNFIT, it was a virgin brand. Now, it's known. (There are even members of Congress who've expressed interest in #UNTRUTH.)

Our Social Outreach was Strong, but Now it's Stronger: When we released #UNFIT, we had a Twitter feed with 70,000 followers and only minor Facebook alliances. Now, our Twitter feed has over 170,000 followers, with many more amplifiers, and we have a strong Facebook alliance with Occupy Democrats (a colossal site with 8M likes).

TV Outreach was Blocked then, but it isn't Now: When we released #UNFIT, television wouldn't promote it because they feared Trump, and The Goldwater Rule prevented them from endorsing any "diagnosis" of an individual who was not examined in person. Now, Trump is no longer in office, and the Goldwater Rule does not apply. We expect to benefit from plenty of TV.

Public Familiarity with the Subject: The subject of #UNFIT was emotional and provocative, as is the subject of #UNTRUTH. But #UNTRUTH is more personal and familiar. Everyone has friends/family they lost due to Trumpism. They'll identify!

#UNTRUTH
Trumpism & The War for Democracy



DAN PARTLAND, Producer & Director

Dan has been a director / writer / producer of scripted and unscripted film & television for over 20 years. As a producer, his work includes several landmark films of the American Independent Cinema including Sundance winners Welcome to the Dollhouse, and The Ballad of Ramblin' Jack.

As a director of non-fiction television, his work includes Emmy winners, American High, The Sixties, and Intervention. Partland's work is known for crisp story-structure, penetrating interviews, and deft handling of voluminous archival elements. In 2020. Partland Produced and Directed #UNFIT: The Psychology of Donald Trump, which quietly became iTunes' best selling documentary of all time.



ART HORAN, Producer

Art was an Executive Producer of Academy Award winner The Usual Suspects, Executive Consultant on The Ballad of Ramblin' Jack, Executive Producer of Ring Girls for ESPN (directed by Oscar-nominated Amy Berg), and Producer of the recent documentary film Hands of God.

In 2018 Horan approached Partland to Produce and Direct #UNFIT, which was their second collaboration. This year, Horan produced War On the Diamond, about the New York-Cleveland baseball rivalry going back to a World Series tragedy in 1920.